EXHIBIT 12
The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

(In thousands, except ratio)	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007
(Loss)/earnings from continuing operations before fixed charges
(Loss)/earnings from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$(3,746)	$158,186	$(16,892)	$(88,981)	$146,728
Distributed earning from less than fifty-percent owned affiliates	3,463	8,325	2,775	35,733	7,979
Adjusted pre-tax (loss)/earnings from continuing operations	(283)	166,511	(14,117)	(53,248)	154,707
Fixed charges less capitalized interest	90,457	92,888	88,608	55,038	49,228
Earnings/(loss) from continuing operations before fixed charges	$90,174	$259,399	$74,491	$1,790	$203,935
Fixed charges
Interest expense, net of capitalized interest(1)	$85,693	$86,301	$83,124	$48,191	$43,228
Capitalized interest	427	299	1,566	2,639	15,821
Portion of rentals representative of interest factor	4,764	6,587	5,484	6,847	6,000
Total fixed charges	$90,884	$93,187	$90,174	$57,677	$65,049
Ratio of earnings to fixed charges(2)	—	2.78	—	—	3.14

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K for the fiscal year ended December 25, 2011.

(1)
The Company's policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)	In 2011, 2009 and 2008, earnings were inadequate to cover fixed charges by approximately $1 million, $16 million and $56 million, respectively, due to certain charges in each year.